Exhibit 99.2

Ernst & Young Associates LLP Oval Office, 18, iLabs Centre Hitech City, Madhapur Hyderabad-500 081 India	Tel : +91 40 6736 2000 Fax: +91 40 6736 2200 ey.com

Report on Review of Interim Financial Information

To

The Board of Directors

Dr. Reddy’s Laboratories Limited

Introduction

We have reviewed the accompanying condensed consolidated interim statement of financial position of Dr. Reddy’s Laboratories Limited as of September 30, 2018 and the related condensed consolidated interim income statements, the statements of comprehensive income for the three and six months period then ended, changes in equity and cash flows for the six months period then ended (“interim financial information”).

Management is responsible for the preparation and presentation of this interim financial information in accordance with IAS 34, ‘Interim Financial Reporting’. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34, Interim Financial Reporting.

Other matter

The condensed consolidated interim financial statements of the Company as at September 30, 2017, and for the three-month and six months period then ended, were reviewed by other auditors who expressed an unmodified conclusion on those financial statements vide their review report dated October 31, 2017. The consolidated balance sheet of the Company as of March 31, 2018, the related consolidated statements of income, statements of comprehensive income, shareholders' equity and cash flows for the year then ended, and the related notes and schedules (not presented herein) were audited by other auditors who expressed an unmodified opinion on those statements vide their audit report dated May 22, 2018.

/s/ Ernst & Young Associates LLP

Ernst & Young Associates LLP

Hyderabad, India

October 26, 2018

Ernst & Young Associates LLP (a limited liability partnership) LLP - Identity No., AAB - 4321

Regd. Office : 6th Floor, Worldmark-1, Asset Area 11, Hospitality District, Indira Gandhi International Airport, New Delhi-110037, India.

 Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2018 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2018	30.06.2018	30.09.2017	30.09.2018	30.09.2017	31.03.2018
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	37,978	37,207	35,460	75,185	68,619	142,028
2	Cost of revenues	17,081	16,479	16,559	33,560	32,621	65,724
3	Gross profit (1 - 2)	20,897	20,728	18,901	41,625	35,998	76,304
4	Selling, general and administrative expenses	12,372	12,106	11,032	24,478	22,795	46,910
5	Research and development expenses	4,120	4,157	4,175	8,277	9,250	18,265
6	Other (income)/expense, net	(641)	(303)	(114)	(944)	(308)	(788)
	Total operating expenses	15,851	15,960	15,093	31,811	31,737	64,387
7	Results from operating activities [(3) - (4 + 5 + 6)]	5,046	4,768	3,808	9,814	4,261	11,917
	Finance income	833	351	199	1,184	635	2,897
	Finance expense	(208)	(195)	(223)	(403)	(438)	(817)
8	Finance (expense)/income, net	625	156	(24)	781	197	2,080
9	Share of profit of equity accounted investees, net of tax	109	83	92	192	190	344
10	Profit before tax (7 + 8 + 9)	5,780	5,007	3,876	10,787	4,648	14,341
11	Tax expense	742	446	1,027	1,188	1,208	4,535
12	Profit for the period / year	5,038	4,561	2,849	9,599	3,440	9,806
13	Earnings per share:
	Basic earnings per share of Rs.5/- each	30.35	27.48	17.18	57.83	20.75	59.13
	Diluted earnings per share of Rs.5/- each	30.31	27.45	17.15	57.76	20.71	59.00
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment reporting (consolidated)

All amounts in Indian Rupees millions

		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2018	30.06.2018	30.09.2017	30.09.2018	30.09.2017	31.03.2018
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	7,657	6,895	7,110	14,552	13,000	27,484
	b) Global Generics	30,536	30,636	28,618	61,172	56,073	114,014
	c) Proprietary Products	776	726	748	1,502	1,260	4,245
	d) Others	637	436	440	1,073	981	1,777
	Total	39,606	38,693	36,916	78,299	71,314	147,520
	Less: Inter-segment revenues	1,628	1,486	1,456	3,114	2,695	5,492
	Net revenue from operations	37,978	37,207	35,460	75,185	68,619	142,028

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,697	1,185	1,107	2,882	1,640	4,446
	b) Global Generics	18,111	18,756	16,936	36,867	32,772	67,190
	c) Proprietary Products	653	594	633	1,247	1,051	3,799
	d) Others	436	193	225	629	535	869
	Total	20,897	20,728	18,901	41,625	35,998	76,304
	Less: Selling and other un-allocable expenditure, net of other income	15,117	15,721	15,025	30,838	31,350	61,963
	Total profit before tax	5,780	5,007	3,876	10,787	4,648	14,341

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

 Notes:

1	The above financial results have been prepared from the interim condensed consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	Post implementation of Goods and Services Tax (“GST”) in India with effect from 1 July 2017, revenues are disclosed net of GST. Revenues for the period prior to 1 July 2017 included excise duty which is now subsumed in the GST. Accordingly, revenues for the half year ended 30 September 2017 and year ended 31 March 2018 are not comparable with those of the other periods presented.

3	The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. The Company received Establishment Inspection report ("EIR") from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed. With regard to the Oncology manufacturing facility at Duvvada and API manufacturing facility at Srikakulam, the Company received EIRs from the U.S. FDA in November 2017 and February 2018, respectively, which indicates that the status remains unchanged. In June 2018, the Company requested the U.S. FDA to schedule an inspection of the oncology formulation manufacturing facility at Duvvada. As on 26 October 2018, the facility is undergoing inspection by the U.S. FDA. With respect to API manufacturing facility at Srikakulam, the Company was asked to carry out certain detailed investigations and analyses. In response, the Company submitted the results of the investigations and analyses in October 2018. As part of the review of the response by the U.S. FDA, certain additional follow on queries have been received by the Company. The Company is in the process of responding to these queries.

4	IFRS 15, Revenue from Contracts with Customers, mandatory for reporting periods beginning on or after 1 April 2018, replaces existing revenue recognition requirements. Under the modified retrospective approach, there were no significant adjustments required to the retained earnings as at 1 April 2018. Also, the application of IFRS 15 did not have any significant impact on recognition and measurement of revenue and related items in the financial results of the Company.

5	Effective 1 April 2018, the Company adopted IFRS 9, Financial instruments,using modified retrospective approach. IFRS 9 significantly differs from IAS 39, Financial Instruments: Recognition and Measurement, and includes a logical model for classification and measurement, a single, forward looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. As a result of the aforesaid changes, the overall impact of adoption of the new accounting standard on the retained earnings as on 1 April 2018 is Rs.12 million.

6	On 15 October 2018, the Company entered into a definitive agreement for the sale of its API manufacturing business unit located in Jeedimetla, Hyderabad, to Therapiva Private Limited, Hyderabad. This divestiture is being done by way of slump sale and includes all related property, plant and equipment, current assets, current liabilities, and its employees. Accordingly, the carrying value of all the assets and liabilities forming part of this divestiture was disclosed as disposal group in the consolidated statement of financial position.

7	Other (income)/expense, net includes gain of Rs.464 million on account of sale of rights relating to an intangible asset forming part of Company’s Proprietary Products Segment and sale of membership interest in Dr. Reddy’s Laboratories Tennessee, LLC.

8	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 26 October 2018.

9	The results for the quarter and half year ended 30 September 2017, and the year ended 31 March 2018 were reviewed / audited respectively, by other auditors. An unqualified report was issued by them thereon.

10	The results for the quarter and half year ended 30 September 2018 were subjected to a "Limited Review". An unqualified report was issued thereon.

11	Consolidated statements of financial position

All amounts in Indian Rupees millions
Particulars	As at	As at
	30.09.2018	31.03.2018
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	3,780	2,638
Other investments	15,605	18,330
Trade and other receivables	46,135	40,617
Inventories	32,490	29,089
Derivative financial instruments	347	103
Tax assets	3,285	4,567
Other current assets	13,139	14,301
Total current assets without disposal group	114,781	109,645
Assets of disposal group held for sale	829	-
Total current assets	115,610	109,645
Non-current assets
Property, plant and equipment	56,640	57,869
Goodwill	4,016	3,945
Other intangible assets	47,274	44,665
Trade and other receivables	182	169
Investment in equity accounted investees	2,329	2,104
Other investments	1,452	2,549
Deferred tax assets	5,564	3,628
Other non-current assets	1,167	1,030
Total non-current assets	118,624	115,959
Total assets	234,234	225,604

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	14,073	16,052
Short-term borrowings	27,855	25,466
Long-term borrowings, current portion	62	63
Provisions	3,905	3,732
Tax liabilities	1,084	1,530
Derivative financial instruments	690	85
Bank overdraft	8	96
Other current liabilities	23,552	22,668
Total current liabilities without disposal group	71,229	69,692
Liabilites of disposal group held for sale	77	-
Total current liabilities	71,306	69,692
Non-current liabilities
Long-term borrowings	27,597	25,089
Deferred tax liabilities	694	730
Provisions	54	53
Other non-current liabilities	3,137	3,580
Total non-current liabilities	31,482	29,452
Total liabilities	102,788	99,144
Equity
Share capital	830	830
Treasury shares	(64)	-
Share premium	8,155	7,790
Share based payment reserve	820	1,021
Capital redemption reserve	173	173
Retained earnings	119,449	113,865
Other components of equity	2,083	2,781
Total equity	131,446	126,460
Total liabilities and equity	234,234	225,604

By order of the Board
For Dr. Reddy's Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 26 October 2018	Co-Chairman and Chief Executive Officer